

12060088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
William Blair & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Burke (312) 236-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, L.L.C., as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Timothy Burke
Chief Financial Officer



Notary Public


"OFFICIAL SEAL"
JEAN MARIE ANDERSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 12/21/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Income.
- ☐ (d) Consolidated Statement of Changes in Subordinated Borrowings.
- ☐ (e) Consolidated Statement of Changes in Member's Capital.
- ☐ (f) Consolidated Statement of Cash Flows.
- ☐ (g) Computation of Net Capital Pursuant to SEC Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair

As of December 31, 2011

Consolidated Statement of Financial Condition

This page intentionally left blank

William Blair

Consolidated Statement of Financial Condition
As of December 31, 2011

Assets

CASH AND CASH EQUIVALENTS		$174,048,168
CASH SEGREGATED UNDER FEDERAL REGULATIONS AND RESTRICTED CASH		1,712,801
RECEIVABLES -		
Customers	$85,118,758	
Securities Borrowed	23,034,858	
Brokers, Dealers, and Clearing Organizations	12,523,414	
Deposits with Clearing Organizations	5,746,152	
Other	19,157,100	
		145,580,282
TRADING SECURITIES OWNED		76,906,262
FIRM-OWNED INVESTMENTS		11,807,515
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL		9,404,913
SECURED DEMAND NOTES (Collateral market value $75,551,635)		46,498,000
FIXED ASSETS at cost less accumulated depreciation and amortization of $103,554,002		37,910,169
OTHER ASSETS		7,542,683
Total Assets		$511,410,793

Liabilities and Member's Capital

PAYABLES -		
The Member	$133,925,384	
Customers	29,712,643	
Partners of the Member	19,801,336	
Brokers, Dealers, and Clearing Organizations	9,071,204	
Other	34,146,893	
		$226,657,460
SECURITIES SOLD, not yet purchased		16,752,845
ACCRUED EXPENSES		74,729,190
		318,139,495
SUBORDINATED BORROWINGS		46,498,000
MEMBER'S CAPITAL		146,773,298
Total Liabilities and Member's Capital		$511,410,793

The accompanying Notes to Consolidated Statement of Financial Condition are an integral part of this statement

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company and its subsidiaries, William Blair International, Limited (WBIL) and William Blair do Brasil Accessoria Financeria Ltda. (Brazil) (collectively, the Company). William Blair & Company, LLC is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Securities Exchange Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago, Illinois. WBIL is registered with the UK Financial Services Authority (FSA). The Company makes markets in NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, and investment advisory and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers. The Company also serves as the investment advisor to affiliated investment companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

Securities transactions are recorded on a settlement date basis. The difference between recording principal transactions on a trade date basis is not material. Futures contracts are marked to market daily.

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $157 million are included in cash and cash equivalents and are valued at reported net asset value.

Cash Segregated Under Federal Regulations and Restricted Cash

At December 31, 2011, cash of $113,179 is segregated under federal regulations for the benefit of customers and Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements in accordance with Securities and Exchange Commission (SEC) Rule 15c3-3.

As part of the Company's lease arrangement for its London office, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2011, the balance in the restricted cash account is $1.6 million.

Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities and options is the market price obtained from national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price.

Long-term, fixed income securities are valued based on market quotations, by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics, or future contractual sale transactions.

Futures contracts are valued based on settlement prices on the exchange that they are traded.

Firm-owned investments primarily include equity and other funds that are valued at the underlying fund's reported net asset value on the date of valuation. Firm-owned investments may also include securities for which a market price is not available or the value of which is affected by a significant valuation event; fair value for these investments is determined in good faith by management.

Financial instruments carried at contract amounts have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2011.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as financings and are recorded at the amount of the contract. The Company's policy is to obtain possession of reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2011, the Company had $9.4 million in reverse repurchase agreements collateralized by $9.5 million of U.S. Treasury Securities. The Company's reverse repurchase agreements generally are open maturities that do not have a stated maturity date.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2011, the Company has received securities with a market value of $22.2 million related to the securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it receives under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years (25% of net). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the useful life (54% of net). Software developed for internal use is capitalized along with purchased software and amortized on a straight-line basis over three years (21% of net).

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the consolidated statement of financial condition.

Income Taxes

The Company and the Member are pass-through entities disregarded for federal and state income tax purposes. WBIL is subject to U.K. income taxes. Such foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits. At December 31, 2011, WBIL has an income tax liability of approximately $393,000, which is included in other payables in the consolidated statement of financial condition.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is no longer subject to any U.S. federal or state income tax examination for the years prior to 2008 and any U.K. tax examinations for the years prior to 2010.

Recently Issued Accounting Pronouncement

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The Company will adopt ASU 2011-04 with the reporting period beginning January 1, 2012; the adoption is not expected to have a material effect on the Company's consolidated financial statements.

3. Deposits with Clearing Organizations

At December 31, 2011, cash of $5.7 million was pledged as collateral to secure deposit requirements at various clearing corporations.

4. Fair Value of Financial Instruments

ASC Topic 820 establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1 - Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange traded equity securities.

Level 2 - Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange traded equities, U.S. Government and government agency securities, and most state, municipal, and corporate obligations.

4. Fair Value of Financial Instruments (continued)

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include securities with inactive markets.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

The following table represents the fair value of financial instruments shown by level as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
				(In Millions)
Assets				
Cash equivalents	$ 157.0	$ -	$ -	$ 157.0
Trading securities owned:				
Corporate debt	-	18.8	-	18.8
State and municipal obligations	-	35.3	0.3	35.6
U.S. Government and government agencies	-	3.5	-	3.5
Equity securities	17.1	0.3	1.6	19.0
Firm-owned investments	10.9	-	0.9	11.8
Total assets	$ 185.0	$ 57.9	$ 2.8	$ 245.7
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 7.1	$ -	$ 0.3	$ 7.4
Corporate debt	-	6.9	-	6.9
U.S. Government	-	2.5	-	2.5
Total liabilities	$ 7.1	$ 9.4	$ 0.3	$ 16.8

There were no material transfers between the Company's Level 1, Level 2, and Level 3 classified instruments.

5. Secured Demand Notes and Subordinated Borrowings

At December 31, 2011, the Company had subordinated borrowings of $46.5 million. Subordinated borrowings represent notes payable to current or former partners of the Member. The partners contributed secured demand notes payable of $46.5 million to the Company at the time of the issuance of the subordinated borrowings. These secured demand notes are collateralized by cash of $19.7 million, included in payable to partners of the Member on the consolidated statement of financial condition, and securities with a market value of $55.8 million. At December 31, 2011, the Company paid an interest rate of 4% on its subordinated borrowings.

6. Derivative Contracts

The Company entered into exchange traded futures contracts to hedge the interest rate risk in proprietary fixed income trading positions and fixed income commitments. The notional amount of open futures contracts sold at December 31, 2011, is $23.1 million. During the year, 39 transactions were entered into at an average of 29 contracts per transaction. The Company does not utilize "hedge accounting," as described within FASB ASC Topic 815, *Derivatives and Hedging*. Derivatives are reported on a net basis by counterparty when legal right of offset exists. Netted against receivables from broker, dealer, and clearing organizations is $(254,312), which represented the fair value of these contacts at December 31, 2011. The contract amount reflects the volume and activity and does not reflect the risk of loss due to counterparty nonperformance.

7. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position or results of operations. At December 31, 2011, the Company had the following open contractual commitments:

Commitments to purchase	$ 78,057,397
Commitments to sell	$ 73,427,545

7. Commitments and Contingent Liabilities (continued)

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2011, and were subsequently settled had no material effect on the consolidated statement of financial condition at that date.

The Company is a defendant in lawsuits incidental to its securities and underwriting business. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position.

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2020. Future minimum annual lease payments required of the Company at December 31, 2011, are as follows:

Year	Lease Payments
	(In Millions)
2012	$ 11.4
2013	11.7
2014	11.4
2015	10.8
2016	10.8
2017-2020	11.0
Total minimum lease payments	67.1
Less sublease rental income	(0.1)
Net minimum lease payments	$ 67.0

As of December 31, 2011, the Company was contingently liable in the amount of $246,105 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

The Company applies the provisions of the FASB ASC Topic 360, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 3). The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

8. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business. the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. At December 31, 2011, the Company had $54.7 million in credit extended to its customers. Management believes the margin deposits held at December 31, 2011, are adequate to minimize the risk of material loss that could be created by the positions currently held.

Contractual commitments and futures contracts provide for the delayed delivery of securities, with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

8. Financial Instruments With Off-Balance Sheet Risk (continued)

Securities sold, not yet purchased consist primarily of equity, corporate debt, and U.S. Government securities, which are valued at fair value. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

The Company's customer financing and securities settlement activities may require the Company to pledge securities as collateral in support of various secured financing sources, such as bank loans. The Company obtained collateral from customers with a market value of $93.4 million at December 31, 2011; none of which was used to collateralize bank loans. The Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. The Company monitors the market value of securities pledged on a daily basis and requires adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. Short-Term Borrowings

The Company, when necessary, utilizes intra-day financing to facilitate certain underwriting and advisory transactions. At December 31, 2011, there were no short-term borrowings outstanding.

10. Related-Party Transactions

The Company serves as an investment advisor and provides administrative services to the William Blair Mutual Funds, Inc. (the Funds) and various unregistered affiliated investment companies under a management agreement. Included in other receivables is $9.2 million of fee receivables from the Funds. Also included in other receivables is $1.4 million of fee receivables from various unregistered affiliated investment companies. Included in firm-owned investments is $9.4 million of investments in the Funds and various unregistered affiliated investment companies.

The payable to the Member incurs interest based on LIBOR (see Note 5).

11. Retirement Plans

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and partners who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary.

Effective March 31, 2011, the Member terminated its defined-benefit cash balance plan (prior plan). As a result of termination, benefit payments of $51.9 million were paid during the year to the prior plan participants. There is no remaining projected benefit obligation (PBO) or plan assets related to the prior plan at December 31, 2011.

Effective January 1, 2011, the Member established a new defined-benefit cash balance pension plan (the Plan) that covers all eligible partners of the Member. Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance Account consists of the accumulated value of all Cash Balance Credits and Interest Credits provided under the terms of the Plan. Cash Balance Credits are based on a participant's age and ownership units. The funding policy for the Plan is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amount that the Member may determine to be appropriate. As all the partners of the Member are also engaged in the business of the Company, the Plan amounts are included in the consolidated statement of financial condition of the Company. The Company has recognized the Plan activity in accordance with FASB ASC Topic 715, *Compensation – Retirement Benefits.*

The net underfunded status of the Plan at December 31, 2011, was $11.9 million, which is included in payable to the Member on the consolidated statement of financial condition.

Changes in PBO for the year ended December 31, 2011, were as follows:

PBO Changes	
PBO, beginning of year	$ -
Service Cost	11.5
Actuarial losses	0.4
PBO, end of year	$ 11.9

The assumptions used to determine the PBO and the pension cost as of December 31, 2011, were (1) discount rate: 4.25%; (2) expected return on assets: 8.00%; and (3) measurement date: December 31, 2011. The accumulated benefit obligation and PBO reflect the total present value of each participant's Cash Balance Account.

11. Retirement Plans (continued)

The Member collected $6.0 million from participants, but the Plan was not funded as of December 31, 2011. The Member expects to contribute $9.4 million to the Plan in 2012, for plan year 2011. The investment objectives of the Plan are to achieve a long-term rate of return that will permit the Plan to meet its expected liabilities of present and future beneficiaries and administrative expenses, without subjecting the Plan to large investment losses that could erode the Plan's ability to meet its long-term financial commitments. Risk tolerance and investment strategy for the Plan are measured within the context of overall portfolio diversification and its impact on total Plan assets. The following benefit payments are expected to be paid:

Year	Benefit Payments
2012	$724,000
2013	37,000
2014	153,000
2015	284,000
2016	287,000
2017-2021	2,395,000

12. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2011, the Company had net capital of $74.9 million and required net capital of $1.0 million. The Company's ratio of net capital to aggregate debit items was 158%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

13. Consolidated Subsidiaries

The assets of $21.3 million and the capital of $12.9 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. $2.7 million of flow through benefit is included as an allowable credit in the Company's computation of net capital. The capital of Brazil is not included in the computation.

14. Subsequent Events

The Company has evaluated subsequent events up to February 27, 2012, the date these consolidated financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2011. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 27, 2012

William Blair

Partner List

PRESIDENT and CEO
John R. Ettelson*

CHAIRMAN EMERITUS
Edgar D. Jannotta

VICE CHAIRMAN
E. David Coolidge, III

ADMINISTRATION, FINANCE AND OPERATIONS
Timothy L. Burke, *CFO*
Edward McC. Blair, Jr.
Thomas W. Pace

CORPORATE FINANCE
Brent W. Gledhill,*
Manager

U.S.
James M. Bertram
Mark G. Brady
Timothy W. Carroll
Daniel J. Connolly
Daniel G. Daul
Brian J. Doyle
Kelley R. Drake
Brent W. Felitto
Jeffrey S. Germanotta
Paul M. Hindsley
Andrew M. Jessen
John T. Kibler
Brandon W. Lower
Kelly J. Martin
G. Dewey Martinelli
Mark L. McNay
Robert L. Metzger
Karl A. Palasz
Brett L. Paschke
R. Scott Patterson
Geoffrey A. Richards
Brian F. Scullion, M.D.
Jonathan P. Skinner
Brent M. Smith
Samuel J. Tinaglia
W. Britton Trukenbrod
James H. Wildman

London
Matthew B. Gooch,
Manager
Gareth A. Down

Shanghai
Andrew L. Kaye,
Manager

DEBT CAPITAL MARKETS
James D. McKinney,
Manager

Debt Finance
Elizabeth M. Hennessy
Michael T. Kalt
Thomas E. Lanctot
Peter J. Raphael
Geoffrey Wehling

Municipal Bonds
Susan J. Blahak
Philip M. DeNicola
Thomas L. Greene
Phillip E. Gutman, Jr.
Barbara J. Semens
Bennet Wang

Taxable Fixed Income
Patrick J. Mullenix
Aaron M. Stout

HUMAN RESOURCES
John R. Smith, Jr.

INSTITUTIONAL EQUITY RESEARCH, SALES AND TRADING
John C. Moore,*
Manager

Equity Research
John F. O'Toole,
Director of Research
Jason N. Ader
Jon R. Andersen
Benjamin C. Andrew
Ryan S. Daniels
Brandon B. Dobell
Kyle G. Harris
John C. Kreger, III
Laura J. Lederman
Timothy McHugh
Mark R. Miller
Robert D. Newman
Ralph E. Schackart, III
John S. Sonnier
Bhavan Suri
Sharon M. Zackfia

Institutional Equity Sales
U.S.
Michael D. Abrahamson
Anthony G. Baldwin
C. Brad Bissell
Douglas A. Blauw
George K. Busse
Benjamin W. Curtis
Kevin H. DeThomas
Liam P. Healy
Annette M. Marker
Corey A. Minturn
William B. Semmer
Daniel J. Wilson

London
Ralph A. Mastrangelo,
Manager
John J. Allen
Peter Marr

Zurich
Christopher B. Fuchs,
Manager

Institutional Equity Trading
Robert A. Durkin
Anthony P. Flanagan
William Iannessa
Richard J. McDonald
Daniel J. Nichols
Eric B. Rowley
Eric P. Vanderoef

INVESTMENT MANAGEMENT
Michelle R. Seitz,*
Manager

U.S.
Alaina M. Anderson
Michael P. Balkin
William W. Benton
Stephanie G. Braming
John L. Brennan
Karl W. Brewer
Ronald J. Bukovac
Harvey H. Bundy, III
Daniel P. Charles
John W. Cultra
Ryan C. Dimas
Walid M. Fikri
Edward J. Finn
F. Conrad Fischer
Frederick D. Fischer
Andrew G. Flynn
David C. Fording
Mark A. Fuller, III
Heather A. Gardner
James S. Golan
Joel K. Gomberg
Richard D. Gottfred
W. George Greig*
Anthony T. Hoban
Michael A. Jancosek
John F. Jostrand
Chad M. Kilmer
Mark R. Lane
Robert C. Lanphier, IV
Michael S. Lee
Mark T. Leslie
Matthew A. Litfin
Douglas W. Mabie
Todd M. McClone
Tracy A. McCormick
John V. McLaughlin
David C. Merjan
David S. Mitchell
Jack C. Murphy
Christina M. O'Hara
Casey K. Preyss
Gregory J. Pusinelli
M. Patrick Quinn
David P. Ricci
Neal L. Seltzer
Ward D. Sexton
Brian D. Singer
Richard W. Smirl
Rita J. Spitz
Paul J. Sularz
Raymond J. Teborek
D. Michael Thompson
Jeffrey A. Urbina
Christopher T. Vincent
Kurt M. Wiese
Colin J. Williams
Thomas A. Wilson, Jr.

London
Kenneth J. McAtamney
Terrence J. O'Bryan
Tom Ross

Zurich
Reto B. Baruffol

LEGAL AND COMPLIANCE
Arthur J. Simon,*
General Counsel
Kenneth L.Wagner

MIS
James J. Connors

PRIVATE CLIENT ADVISORS
Richard P. Kiphart,*
Manager
Edward J. Dellin
Stephen E. Elkins
William G. Escamilla
Robert C. Fix
Daniel R. Grant
Charles H. Hodges, IV
William O. Kasten
Louise Lane
Alan A. Lazzara
David K. Mabie
James W. Mabie
Eric S. Maddix
Loui L. Marver
Carlette C. McMullan
Alfred J. Salvino
John P. Salvino
Thomas J. Salvino
Michael M. Sirvinskas
Geralyn M. Sullivan

SYNDICATE
Michael A. Pitt

Executive Committee Member

William Blair

William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606

+1 312 236 1600 tel
+1 312 456 7891 fax
williamblair.com